UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40238

BitVentures Limited

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BitVentures Limited Launches New Digital Assets Segment with Acquisition of High-Efficiency Mining Fleets

On January 2, 2026 Hong Kong Time, BitVentures Limited (“BitVentures” or the “Company”) (NASDAQ: BVC) today announced that the Company’s Board has approved the official launch of its Digital Assets segment. As a foundational step in expanding this new business segment, the Company has entered into various definitive purchase agreements and hosting agreements to acquire several fleets of Bitmain cryptocurrency mining machines and hosting capacity totaling approximately 0.5 MW in power capacity. The acquired fleets consist of Antminer S21 XP Hydro miners, Antminer S21 XP air-cooled miners and Antminer L9 miners, delivering an aggregate Bitcoin hashrate of 30 PH/sand a combined Litecoin and Dogecoin hashrate of 0.5 TH/s.

The miners will be hosted in various secure, high-uptime datacenters across the United States. Deployment is expected to occur in batches starting January 2026, with full operational ramp-up in the first quarter of 2026.

Subject to ongoing market conditions, the Company intends to continue to pursue a diversified cryptocurrency mining strategy, targeting Bitcoin and select altcoins to optimize risk-adjusted profitability. The acquired ASICs are current-gen, high-specification machines, offering high energy efficiency. At 12–13.5 J/TH for Bitcoin mining and 0.21 J/MH for Litecoin and Dogecoin mining, the Company believes that the acquired miner fleets provide a good level of resilience across a wide range of market conditions, even in the event of volatile or lower cryptocurrency prices.

A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit

99.1	Press release dated January 2, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitVentures Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: January 2, 2026 Hong Kong Time